Filed by The Royal Bank of Scotland Group plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holdings NV

Commission File Number: 001-14624

Date: May 14, 2007

Important Information

This communication is made available pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the potential transaction involving ABN AMRO, the Banks (Fortis, RBS and Santander) expect to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This communication includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the potential transaction, including receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the potential transaction (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The following is a letter from Davis Polk & Wardwell, on behalf of of ABN AMRO, to the Banks, dated May 6, 2007. The letter was posted on the Royal Bank of Scotland’s website on May 14, 2007.

May 6, 2007

Strictly Private and Confidential

Count Maurice Lippens

Chairman of the Board of Directors

Mr. Jean-Paul Votron

Chief Executive Officer

Fortis

Rue Royal 120

100 Brussels

Belgium

Sir Fred Goodwin

Group Chief Executive

The Royal Bank of Scotland Group plc

Gogarburn

Edinburgh EH12 1HQ

UK

Mr. Emilio Botin

Chairman

Banco Santander Central Hispano S.A.

Ciudad Grupo Santander

Avenida de Cantabria s/n

Madrid

Spain

Dear Sirs:

Thank you for your letter dated 5 May 2007 (the “Letter”) and for agreeing to eliminate from the proposed Purchase and Sale Agreement (the “LaSalle Purchase and Sale Agreement”) the condition relating to Bank of America litigation and the condition that subjected the LaSalle Purchase and Sale Agreement to a Fortis shareholder vote.

Count Maurice Lippens
Sir Fred Goodwin
Mr. Emilio Botin	2	May 6, 2007

We note that ABN AMRO and its representatives have also requested that the Consortium remove from the LaSalle Purchase and Sale Agreement the condition that the Consortium must succeed on the larger offer for ABN AMRO. ABN AMRO made this request both yesterday, during conversations between our legal representatives and our financial advisors, and last week. ABN AMRO was surprised that your Letter did not address this point. ABN AMRO looks forward to a response from the Consortium on this matter.

Yours sincerely,

William L. Taylor